SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number  000-52601

(Check One)
 ☐ Form 10-K and Form 10-KSB   ☐ Form 11-K
 ☐Form 20-F                                 ☒ Form 10-Q and Form 10-QSB    ☐Form N-SAR

For period ended                                           June 30, 2009

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended  _____________ N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant                      Flex Fuels Energy, Inc.

Former name if applicable_______________________________________

           Address of principal executive office    14 South Molton Street

City, State and Zip Code                   London, UK W1K 5QP

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    ☒(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    ☒(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    ☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, –SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in finalizing our Quarterly Report, we are unable to file within the prescribed time period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott Rapfogel, Esq.	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes                     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes                    ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Effective June 5, 2009, after having carefully evaluated all options, the registrant determined to abandon its proposed oil seed business within its wholly owned subsidiary Flex Fuels Energy Ltd (“FFE Ltd”), as it no longer considers the business to be economically viable on either a go alone or partnered basis.  As a consequence the registrant has reported the results of FFE Ltd as “discontinued operations” in the financial statements covered in this quarterly filing for the period ended June 30, 2009. The effect of reporting FFE Ltd as a discontinued operation, is to effectively revert the consolidated financial statements back to those items associated with the parent company.

For the three month period ended June 30, 2009 the registrant had a net loss of approximately $373,631 as compared to a net loss of $147,065 for the three month period ended June 30, 2008. The increase in net loss was primarily attributable to increases in legal, consulting, accounting and management remuneration expenses. The registrant will not report revenues in the three month period ended June 30, 2009, and did not report any revenues in the three month period ended June 30, 2008.  For the three month period ended June 30, 2009 the registrant incurred a loss on discontinued operations of $4,792,986.  For the three month period ended June 30, 2008 the registrant incurred a loss on discontinued operations  of $682,520.  All prior comparisons have been changed to reflect the consolidated statements back to those items associated with the parent company.

Flex Fuels Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  August 14, 2009

By:	/s/ Robert Galvin
Name Robert Galvin
Title Chief Financial Officer